                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                         HUMAN GENOME SCIENCES, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                  444903180
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                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                   Reliance Financial Services Corporation
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 4, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444903180               SCHEDULE 13D            Page  2   of  4  Pages
                                                               ---     ---
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Reliance Financial Services Corporation
     IRS Employer's Identification No.: 51-0113548

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

                   WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               /X/

6.   Citizenship or Place of Organization

                   Delaware

                         7.   Sole Voting Power

                                  1,939,624
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                                  1,939,624
     With
                         10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  1,939,624

12.  Check Box if the Aggregate Amount in Row(11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row(11)

                                  8.8%

14.  Type of Reporting Person

                                  HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 5.           Interest in Securities of the Issuer.

         Below is a list of sales of Securities beneficially owned by Reliance Financial which were made since the date of the last filing by Reliance Financial of a Schedule 13D with respect to the Securities. During such period, there were no purchases of Securities beneficially owned by Reliance Financial. As of the date hereof, the Securities beneficially owned by Reliance Financial total 1,939,624 shares and, to the best knowledge of Reliance Financial based on the Issuer's quarterly report on Form 10-Q dated March 30, 1997, comprise approximately 8.8% of the Securities outstanding. Of the 1,939,624 shares beneficially owned by Reliance Financial, 1,879,624 shares are owned directly by Reliance Insurance Company ("RIC") and 60,000 shares are owned directly by Reliance National Insurance Company (Europe) Limited, an insurance subsidiary of RIC ("U.K. Ltd."). Each of RIC and U.K. Ltd. has sole voting and dispositive power over all of the shares of the Security directly owned by it.

                                                 Number of     Price Per
                                                 ---------     ---------
Date                     Company                   Shares        Share
----             ---------------------------     ---------     ---------

7/23/97           Reliance Insurance Company     10,000        $34.25
7/2397            Reliance Insurance Company     15,000        $34.125
7/23/97           Reliance Insurance Company     20,000        $34.00
7/30/97           Reliance Insurance Company     10,000        $33.125
7/30/97           Reliance Insurance Company     15,000        $33.00
7/31/97           Reliance Insurance Company      5,000        $32.75
7/31/97           Reliance Insurance Company      5,000        $32.625
7/31/97           Reliance Insurance Company     10,000        $32.375
8/1/97            Reliance Insurance Company      5,000        $32.50
8/1/97            Reliance Insurance Company     10,000        $32.25
8/1/97            Reliance Insurance Company      5,000        $32.00
8/4/97            Reliance Insurance Company     10,000        $31.5625
8/4/97            Reliance Insurance Company      9,000        $31.4375
8/4/97            Reliance Insurance Company      6,000        $31.375
8/4/97            Reliance Insurance Company     20,000        $31.125
8/4/97            Reliance Insurance Company     70,000        $31.00

         Each of the sales of the Security described in the above table was made in ordinary brokerage transactions.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1997

                                       RELIANCE FINANCIAL SERVICES CORPORATION

                                       By: /s/ James E. Yacobucci
                                          -------------------------------------
                                          James E. Yacobucci
                                          Senior Vice President-Investments